DSM Press Release

DSM, Corporate Communications
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail: media.relations@dsm.com

07E

Heerlen (NL), 16 February 2009

DSM achieves highest score for transparent sustainability reporting

Royal DSM N.V., the global Life Sciences and Materials Sciences company headquartered in the Netherlands, today announces that its Triple P report 2008 achieves an A + according to the guidelines of the Global Reporting Initiative (GRI). The A + rating is the highest score companies worldwide can achieve for the transparency of their sustainability reporting efforts.

DSM's Triple P reports are based on reporting criteria, using the guidelines of the Global Reporting Initiative (GRI) G3 requirements. This year's report will be the 6th GRI report DSM has submitted since reporting began in 2003 and the first year DSM achieved an A+.

Jan Zuidam, Deputy Chairman of the DSM Managing Board, said: "*The A+ rating reconfirms our leadership position in sustainability reporting as well as for sustainability which is shown by our continuous ranking among the global leaders in sustainability of the Dow Jones Sustainability Index (DJSI). Year by year, sustainability is becoming increasingly integral to our day-to-day activities. We proceed with the implementation of our accelerated Vision 2010 to become a Life Sciences and Materials Sciences' company and further develop the sustainability program which is intrinsic to this strategy. Achieving the A+ status is proof that we are on the right track in our sustainability reporting as well*".

The G3 guidelines of the GRI is the most widely used sustainability reporting framework worldwide that includes the principles and indicators that global organizations use to measure and report economic, environmental, and social performance.
DSM will officially launch the Triple P report 2008 mid March 2009. A PDF version of the report will be made available on dsm.com in coming days.

DSM – the Life Sciences and Materials Sciences Company
Royal DSM N.V. creates innovative products and services in Life Sciences and Materials Sciences that contribute to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and more enjoyable way of life. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics and electronics, life protection and housing. DSM has annual sales of almost EUR 8.8 billion and employs some 23,000 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com

For more information:

DSM Corporate Communications
André van der Elsen
tel. +31 (0) 45 5787162
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Hans Vossen
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

Forwar[redacted]
This pr ng statements. These statements are based on current expectations. estimat nent and information currently available to the company. The statements involve are difficult to predict and therefore DSM does not guarantee that its expecta DSM has no obligation to update the statements contained in this press release